PMU News Release #09-05 TSX, NYX Symbol PMU August 27, 2009

Resolution to Extend Expiration Date of Warrants Passed
at Pacific Rim Annual and Special General Meeting

Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”) announces that at its Annual and Special General Meeting of shareholders, held in Vancouver, Canada on Wednesday August 26, 2009, a resolution to extend the expiry date of certain share purchase and finders’ warrants was passed by a majority of shareholder votes cast at the meeting.

The share purchase warrants were issued in conjunction with a private placement financing undertaken by the Company that closed on February 29, 2008 (the details of which are available in the Company’s news release #08-05 available on its website www.pacrim-mining.com or at SEDAR www.sedar.com) and consist of 6,711,000 share purchase warrants and 350,350 finders’ warrants. As per the resolution approved at the Company’s Annual and Special General Meeting, the expiry date of these warrants was extended from August 29, 2009 to August 29, 2010. A total of 846,000 of the warrants are held by insiders of the Company as disclosed in the Company’s Information Circular dated July 22, 2009.

About the Company
Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s primary asset and focus of its growth strategy is the high grade, vein-hosted El Dorado gold project in El Salvador. The Company owns several similar grassroots gold projects in El Salvador and is actively seeking additional assets elsewhere in the Americas that fit its project focus. Pacific Rim’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the NYSE Amex (“NYX”). All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, and its U.S. and Salvadoran subsidiaries, Pac Rim Cayman LLC, Pacific Rim El Salvador, S.A. de C.V., and Dorado Exploraciones, S.A. de C.V., inclusive.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976 or 1-888-775-7097.

Forward-Looking Information
Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the eventual expiry date of the warrants; the status of the Company’s exploration projects; and, the focus of its project generation efforts. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking information. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements. Readers are urged to thoroughly review the Company’s Risks and Uncertainties as outlined in its 2009 Annual Report.

The TSX and the NYX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com